Filed Pursuant to Rule 424(b)(3)
                                                               Registration No. 333-143415

REITPLUS, INC.
SUPPLEMENT NO. 2 DATED FEBRUARY 26, 2008
TO THE PROSPECTUS DATED NOVEMBER 21, 2007

This document supplements, and should be read in conjunction with, our prospectus dated November 21, 2007, relating to our offering of 55,263,158 shares of common stock. The purpose of this Supplement No. 2 is to disclose:

•	our proposed investment in a joint venture formed to acquire Shadow Creek Ranch Town Center;

•	our Board of Director’s approval of an initial distribution rate;

•	an addition to our investor suitability standards for investors from the Commonwealth of Massachusetts; and

•	a correction of prior disclosure relating to the redemption of the special units of our operating partnership in the event of a listing of our common stock.

Proposed Joint Venture and Acquisition

On February 20, 2008, at a meeting of the Board of Directors of REITPlus, Inc., our Board of Directors authorized our officers to take the necessary actions to negotiate and enter into a joint venture (the “Joint Venture”) with JP Morgan Strategic Property Fund (“JP Morgan”) and AmREIT Monthly Income & Growth Fund IV, L.P. (“MIG IV”), an affiliate of our sponsor.  The Joint Venture will acquire Shadow Creek Ranch Town Center, a retail shopping center located in Pearland, Texas with an aggregate of 616,372 square feet.  We will acquire for $5.1 million a 10% interest in the Joint Venture.  JP Morgan will own 80% of the Joint Venture and MIG IV will own 10% of the Joint Venture.

We anticipate the Joint Venture will purchase Shadow Creek Ranch from an unaffiliated third party for a price of $115,000,000, plus closing costs.  We expect to pay our advisor an acquisition fee of $258,750, or 2.25% of our pro rata share of the purchase price of Shadow Creek Ranch.

The acquisition of Shadow Creek Ranch is scheduled to close on February 29, 2008.  However, closing is subject to certain agreed-upon conditions and there can be no assurance that the Joint Venture will be able to complete the acquisition.  If we are not able to fund our investment in the Joint Venture at the closing of the acquisition of Shadow Creek Ranch because we have not received subscription proceeds in our initial public offering equal to at least $2.0 million in accordance with our escrow agreement with Wells Fargo, N.A. (the “Minimum Offering Requirement”), AmREIT, our sponsor, will acquire our Joint Venture interest on our behalf.  AmREIT’s interest in the Joint Venture will last until we raise the Minimum Offering Requirement, at which time we will begin to acquire AmREIT’s interest in the Joint Venture.  We will continue to use proceeds of our offering to acquire AmREIT’s interest in the Joint Venture until we have made the entire investment of $5.1 million.

Approval of Distribution

At the Board meeting held on February 20, 2008, our Board of Directors also approved the payment of an initial distribution rate of 3.0% per annum paid monthly to stockholders of record as of one business day following the close of our first investment in a property.

Massachusetts Suitability Standards

Investors from the Commonwealth of Massachusetts are advised that in addition to the suitability standards disclosed on page i of the prospectus, the Commonwealth of Massachusetts recommends that an investor’s aggregate investment in us and similar director participation investments should not exceed 10.0% of an investor’s liquid net worth, which is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Correction of Prior Disclosure Related to the Redemption of Special Units

Upon the listing of our common stock on a national securities exchange, the special units in our operating partnership will be redeemed by our operating partnership, resulting in a one-time redemption payment to the holder of the special units.  Such payment will be in the form of a non-interest bearing promissory note having a value equal to the amount that would have been distributed with respect to the special units if our operating partnership had distributed to the holders of common units upon liquidation an amount equal to the market value of our listed shares based upon the average share price for the 30-day period beginning 150 days after such listing.